Exhibit 99.1

Hotel101 Announces Bulk Sale of Units

September 25, 2026 — Hotel101 Global Holdings Corp. (the “Company”) announced that certain of its subsidiaries have entered into agreements to sell a total of 780 Hotel101 units to DD Hotel101 Worldwide One Pte. Ltd., a third-party investment consortium. The total contract price (“TCP”) is expected to be approximately US$205 million once all units are completed. Revenue from the sale is expected to be recognized on a percentage-of-completion basis. In addition, the consortium will purchase 300 Hotel101 units from an affiliate of the Company, with an expected TCP of $33 million.

The consortium has purchased:

●	280 units at Hotel101-Niseko (Japan);

●	200 units at Hotel101-Madrid (Spain); and

●	300 units at Hotel101-Libis (Philippines), acquired from an affiliate of the Company.

The consortium has also placed a deposit for a further 300 units at two projects currently under development: Hotel101-Melbourne (Australia) and Hotel101-Milan (Italy).

The Company’s controlling shareholder, DoubleDragon Corporation, is a minority investor in the consortium. The proposed transaction was reviewed and approved by the Company’s Audit Committee and Board of Directors.

DoubleDragon Corporation’s Board has previously disclosed that it has approved the creation of a Singapore special purpose vehicle, DD Hotel101 Worldwide One, which it may in due course sponsor and list as a REIT.

The Company believes this strategic step will strengthen the Hotel101 PropTech platform as it prepares to enter its third growth phase through licensing, and forms part of the steps required to support Hotel101’s global strategy.

Forward Looking Statements

This document includes certain “forward-looking statements” within the meaning of securities laws of certain jurisdictions, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts contained in this document, including statements regarding the future financial position, business strategy, plans and objectives of management for future operations of Hotel101 Global Holdings Corp. (“HBNB”) and its subsidiaries (the “HBNB Group”), are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “set,” “expect,” “slated,” “scheduled,” “predict,” “potential” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, HBNB’s expectations concerning anticipated revenues, the location, expected number of rooms and expected project completion dates of projects of HBNB and projects of its associate, Hotel of Asia, Inc., HBNB’s goals and vision, the outlook for the HBNB Group’s business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of the HBNB Group. These forward-looking statements are based on the beliefs and assumptions of the management of HBNB. Although HBNB believes that such plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, HBNB cannot assure you that such plans, intentions or expectations will be achieved or realized. Forward-looking statements involve a number of risks, uncertainties and assumptions and actual results or events may differ materially from those projected or implied in those statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, the HBNB Group’s ability manage, execute and implement its growth or expansion strategies; disagreements or disputes with the HBNB Group’s joint venture partners, including owners of pre-sold condotel units in Hotel101 hospitality projects, or the failure of such joint venture partners to perform their obligations; the HBNB Group’s exposure to risks associated with offering deferred payment schemes, including the risk of customer default; competition for the acquisition of land for new projects and risks relating to the management of its land bank; the HBNB Group’s ability to effectively compete in the highly competitive hospitality industry; decline or disruption in the travel and hospitality industries or economic downturn; liquidity risk; project cost and completion risks, and reputational risk and damage to the Hotel101 brand if projects or hotels do not meet customers’ requirements; risk relating to rights and titles over land; insurance; laws and regulations relating to real estate development and marketing activities and hotel operation and management activities; regulatory inquiries, investigations, litigation, and other disputes, including potential construction defects and other building-related claims; and other risks and uncertainties discussed in HBNB’s annual report for the year ended December 31, 2025 on Form 20-F (File No.: 001-42727) and under the heading “Risk Factors” in HBNB’s registration statement on Form F-4 (File No.: 333-287130) and other documents to be filed by HBNB from time to time with the U.S. Securities and Exchange Commission.

The foregoing list of factors is not exhaustive. Should one or more of these risks or uncertainties materialize, or should any of HBNB’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. There may be additional risks that are not presently known to HBNB or that HBNB currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. HBNB cautions you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date hereof. Forward-looking statements set forth herein speak only as of the date of this document. HBNB does not undertake any obligation to revise forward-looking statements to reflect future events, changes in circumstances or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that HBNB will make additional updates with respect to that statement, related matters or any other forward-looking statements.